

Mail Stop 3561

February 12, 2007

Mr. James A. Egide
Chairman of the Board and Principle Executive Officer
Global Pari-Mutuel Services, Inc.
2533 North Carson Street
Carson City, NV 89706

> **RE: Global Pari-Mutuel Services, Inc.**
> **Response letter dated September 15, 2006**
> **File No. 0-32509**

Dear Mr. Egide:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 21, 2006, as amended July 18, 2006

1.　　Since you were a shell prior to the merger with Royal Turf Club and no longer have shell company status, it appears that this Form 8-K should have included the disclosures specified in Form 10SB based upon Item 2.01(f) of Form 8-K. Please advise or revise.

Mr. James A. Egide
Global Pari-Mutuel Services, Inc.
February 12, 2007
Page 2

Form 10-QSB for the six months ended June 30, 2006
Note 2 – Restatement of Financial Statements, page 5

2.   Please file the February 6, 2006 written consent agreement between the shareholder
        group agreeing to vote together to acquire Royal Turf Club as an Exhibit to the
        Form 10-QSB.

Item 4.02 Form 8-K

3.   It appears that you should have filed an Item 4.02 Form 8-K with respect to the
        restated financial statements filed in the amended Form 10-QSB for the period
        ended June 30, 2006. Please file this document or tell us why you believe no 8K is
        required.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish a
cover letter with your amendments that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Maureen Bauer at 202-551-3237 if you have questions regarding
comments on the financial statements and related matters. In this regard, please do not
hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the
review of your filing.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief
                                        Accountant
                                        Office of Emerging Growth
                                        Companies